Via Facsimile and U.S. Mail
Mail Stop 6010


							June 8, 2005


Walter E. Riehemann
Vice President & General Counsel
Adams Laboratories, Inc.
425 Main Street
Chester, New Jersey 07930

Re:	Adams Laboratories, Inc.
	Amendment #1 to Registration Statement on Form S-1
	Filed May 13, 2005
      File Number 333-123585

Dear Mr. Riehemann:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM S-1

General
1. We note your response to comment 12 and have the following additional comments:

* The support you have provided for many statements included in your document, including statements about the number of prescriptions dispensed, the size of the market based on U.S. dollars, the percentage of the market that was historically filled with generic drugs, etc. consist of spreadsheets that appear to be internally prepared. Please revise to provide us with the source data from which these spreadsheets were prepared.
* A number of the statements about the size of your market are attributed to Informational Resources, Inc. However, the support for these statements is from CPGNetwork Insite. What is CPGNetwork Insite and what is their relationship to Informational Resources.
* With regard to your statement that 2.8 million prescriptions for Humibid were written during 2003, please tell us if this information was published by IMS. If not, what is the source that Sarah Smith used to compile the data sent to you via email on February 1, 2005.

Graphics
2. We note your response to comment 6. The term "BID" may be appropriate for a medical trade journal. However, the term may not be commonly understood by many potential investors. Please revise to eliminate its use from your prospectus.
3. We note your response to comment 7. We understand there are competing guaifenesin products prescribed twice a day by physicians.
Therefore, please explain why yours is the only product that increases patient compliance.

Use of Proceeds, page 24
4. We note your response to comment 32 and your revised disclosure.
The revised disclosure indicates an intention to provide the percentage of the proceeds you will allocate to each use. Please revise to provide the dollar amounts you intend to allocate to each purpose.

Management`s Discussion and Analysis of Financial Conditions and
Results of Operations

Critical Accounting Policies and Estimates

Sales Returns and Allowances, page 32

5. We have read your response to comment 34 and we have the following additional comments:

a. Please explain to us why you do not disclose a range of reasonably likely amounts or other types of sensitivity analysis for the revenue dilution items other than the non market pharmaceuticals. In addition please clarify in the filing if there have been any material changes to your estimates in the periods presented.
b. Please disclose the type of information you receive from IRI and
IMS and the periods this information covers.
c. To better understand your sale return policy please tell us your expiration date policy for returns.
d. Please tell us why you believe providing a roll forward is not necessary in your filing.

Cardinal Health Profit Share, page 33
6. We have read your response to comment 37 where you state that you have disclosed the amount of profit share earned by Cardinal Health.
If this refers to the receivable you have recorded please clarify that in the filing and also explain to us how that represents the profit share earned by Cardinal Health.
7. In addition, if an estimate is recorded as of a balance sheet date included in this filing please revise the filing to include the disclosures requested in comment 37.

Liquidity and Capital Resources, page 39
8. We refer to your disclosure related to the Cardinal Health profit sharing arrangement on page 33. It would appear based on that disclosure and your response to comment 35 that the mark-up allows Cardinal Health to receive an amount of cash that is higher than what they ultimately should and that receivable from Cardinal Health gets settled at a later date. Please revise your liquidity discussion to highlight this fact and also clarify how often you and Cardinal settle and/or is required to settle the receivable or payable caused by the mark-up.
9. Please clarify in Note 1 - Cardinal Health Profit Share Arrangement that the actual amount payable to Cardinal Health is calculated at the end of each calendar quarter under a profit sharing formula.

Manufacturing, page 59
10. We note your response to comment 44 and the referenced revisions.
However, the comment is reissued, please revise to disclose the amounts of the profit sharing payments made to Cardinal Health.

Principal and Selling Stockholders, page 75
11. We note your response to comment 50 and reissue the comment in part. Please provide the full name(s) of the natural persons having voting, dispositive or investment powers over the shares held by EGI and Perseus-Soros BioPharmaceutical Fund, LP. We note your supplemental response as it relates to the EGI Fund. Please identify all of the directors that make up the seven-person board.

Participation in Reserved Share Program, page 79
12. We note your response to comment 54. Based on your response and the description of the directed share program, this information will not be available for the preliminary prospectus that will be circulated. Please revise to delete this section. The discussion of the directed share program that is included in the "Underwriting"
section is sufficient.

Financial Statements

Noted to Financial Statements

1. Nature of Operations and Summary of Significant Accounting
Policies

Accounts Receivable, page F-9
13. We have read your response to comment 61. Please tell us why you believe your accounting policy for reserving for uncollectible accounts receivable at the time of collection becomes improbable and not prior to that point complies with US GAAP.

Product Development, page F-14
14. Please refer to your response to comment 63. You state that you have removed reference to product development including investments in prosecution of patents, but we note that the statement is still included in the amendment. Please revise to delete the statement and confirm to us that these costs are not included in product development.

Accretion of Preferred Stock, page F-14
15. We have read your response to comment 64.  It would appear that
the increase in the carrying amount (i.e. fair value) of the redeemable preferred stock should be treated as dividends on non-redeemable stock and shall be effected by charges against retained earnings not additional paid-in capital. Please revise your financial statements accordingly or tell us why you believe your accounting policy is consistent with EITF Topic D-98 and paragraph 24 of SFAS 150.

5. Stockholders` Equity (Deficit), page F-20
16. We have read your response to comment 66. Please revise your filing to include the disclosures requested in comment 66.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Joseph Roesler at (202) 551-3628 or Mary
Mast
at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	J. Vaughan Curtis
	Alston & Bird LLP
	One Atlantic Center
	1201 West Peachtree Street
	Atlanta, Georgia 30309



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Walter E. Riehemann
Adams Laboratories, Inc.
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